UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of July, 2009
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.
Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT
1.	Notice of Resolutions Adopted at the 140th Ordinary General Meeting of Shareholders.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)
Date: July 1, 2009	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

(Translation)
This document has been translated from the Japanese original for the convenience of non-Japanese shareholders. In the event of any discrepancy between this document and the Japanese original, the original shall prevail.
Kunio Noji
President and Representative Director
Komatsu Ltd.
3-6, Akasaka 2-chome, Minato-ku,
Tokyo
NOTICE OF RESOLUTIONS ADOPTED
AT THE ONE HUNDRED AND FORTIETH (140TH)
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF KOMATSU LTD.
Securities Code: 6301
June 24, 2009
Dear Shareholders:
This is to inform you that at the 140th Ordinary General Meeting of Shareholders of Komatsu Ltd. (hereinafter “the Company”) held today, reports and resolutions were made as follows:
Details
Items Reported:
(1)
The Business Report and the Consolidated Statutory Report for the 140th fiscal year (April 1, 2008 — March 31, 2009), as well as the Accounting Auditors’ Report and Board of Corporate Auditors’ Report on the Result of the Audited Consolidated Statutory Report.

(2)	The Non-Consolidated Statutory Report for the 140th fiscal year (April 1, 2008 — March 31, 2009).
Items Resolved:

Item 1:	Appropriation of Surplus
This proposal was approved as originally proposed, and it was decided that the year-end dividend for the 140th fiscal year (year-end dividend of surplus) is JPY 18 per one (1) common share of the Company.

Item 2:	Partial Amendments to the Articles of Incorporation
This proposal was approved as originally proposed. The details of the amendments to the Articles of Incorporation are as described in “Details of Amendments to the Articles of Incorporation” hereinafter below.

Item 3:	Election of Ten (10) Directors
This proposal was approved as originally proposed. Ten (10) Directors were elected as follows, and have assumed their positions as Directors.
(Reelected)
Messrs. Masahiro Sakane, Kunio Noji, Yoshinori Komamura, Yasuo Suzuki, Kenji Kinoshita, Morio Ikeda, Kensuke Hotta and Noriaki Kano
(Newly elected)
Messrs. Masao Fuchigami and Tetsuji Ohashi

Item 4:	Election of Two (2) Corporate Auditors
This proposal was approved as originally proposed. Messrs. Kyoji Torii and Kunihiro Matsuo were newly elected and have assumed their positions as Corporate Auditors.

Item 5:	Payment of Bonuses for Directors
As proposed, it was approved that the Company pay bonuses within the range of JPY 119 million in total to the ten (10) Directors who were in the office as of the end of the 140th fiscal year (of which, JPY 9 million in total to the three (3) Outside Directors).

Item 6:	Giving the Board of Directors the Authority to Issue Stock Acquisition Rights as Stock Options to Employees of the Company and Directors of Major Subsidiaries of the Company
As proposed, it was approved that the Company issue Stock Acquisition Rights without consideration of no more than four hundred three (403) units (the number of common stock of the Company subject to Stock Acquisition Rights is 403,000 shares) as stock options to employees of the Company and Directors of Major Subsidiaries of the Company and that the Company’s Board of Directors is given the authority to issue such Stock Acquisition Rights, in accordance with the provisions of Articles 236, 238, and 239 of the Corporation Act.
END

Details of Amendments to the Articles of Incorporation
(The underlined portions indicate the amendments.)

Before Amendments	After Amendments

CHAPTER II. SHARES	CHAPTER II. SHARES

Article 7. Issuance of Share Certificates	(Deleted)

The Company shall issue share certificates representing its shares.

Article 8.	Article 7.

(Text omitted)	(Unchanged from previous Article 8.)

Article 9. Number of Shares Constituting One Unit (Tangen) of Shares and Non-Issuance of the Share Certificates for Shares Constituting Less Than One Unit (Tangen)	Article 8. Number of Shares Constituting One Unit (Tangen) of Shares

1. The number of shares constituting one (1) unit (Tangen) of shares of the Company shall be one hundred (100).	The number of shares constituting one (1) unit (Tangen) of shares of the Company shall be one hundred (100).

2.   Notwithstanding Article 7, the Company shall not issue share certificates representing its shares constituting less than one (1) unit (Tangen) of shares, unless otherwise provided for in the Share Handling Regulations of the Company.
(Deleted)

Article 10. Rights to Shares Constituting Less Than One Unit (Tangen) of Shares	Article 9. Rights to Shares Constituting Less Than One Unit (Tangen) of Shares

Shareholders (which shall hereinafter include Beneficial Owners) of the Company are not entitled to exercise their rights pertaining to shares constituting less than one (1) unit (Tangen) of shares held by them, except for the following rights:
Shareholders of the Company are not entitled to exercise their rights pertaining to shares constituting less than one (1) unit (Tangen) of shares held by them, except for the following rights:

(1) The rights provided for in each item of Article 189, Paragraph 2 of the Corporation Act;	(1) The rights provided for in each item of Article 189, Paragraph 2 of the Corporation Act;

(2) The right to make a request provided for in the provisions of Article 166, Paragraph 1 of the Corporation Act;	(2) The right to make a request provided for in the provisions of Article 166, Paragraph 1 of the Corporation Act;

(3) The right to receive the allotment of offered shares and offered stock acquisition rights in proportion to the number of shares held by each shareholder; and	(3) The right to receive the allotment of offered shares and offered stock acquisition rights in proportion to the number of shares held by each shareholder; and

(4) The right to make a request provided for in the immediately following Article.	(4) The right to make a request provided for in the immediately following Article.

Article 11.	Article 10.

(Text omitted)	(Unchanged from previous Article 11.)

Before Amendments	After Amendments

Article 12. Transfer Agent	Article 11. Transfer Agent

1. The Company shall have a Transfer Agent.	1. The Company shall have a Transfer Agent.

2. The Transfer Agent and the location of its business shall be designated by a resolution of the Board of Directors, and public notice thereof shall be given.	2. The Transfer Agent and the location of its business shall be designated by a resolution of the Board of Directors, and public notice thereof shall be given.

3.   The administration of the Shareholders Register (including the Register of Beneficial Owners; hereinafter the same), the Register of Stock Acquisition Rights and the Register of Lost Share Certificates of the Company, and other matters relating to the Shareholders Register, the Register of Stock Acquisition Rights and the Register of Lost Share Certificate, shall be entrusted with the Transfer Agent, and shall not be handled by the Company.

3.   The administration of the Shareholders Register and the Register of Stock Acquisition Rights of the Company, and other matters relating to the Shareholders Register and the Register of Stock Acquisition Rights shall be entrusted with the Transfer Agent, and shall not be handled by the Company.

Article 13.	Article 12.

(Text omitted)	(Unchanged from previous Article 13.)

CHAPTER III. GENERAL MEETINGS OF SHAREHOLDERS	CHAPTER III. GENERAL MEETINGS OF SHAREHOLDERS

Article 14. to Article 19.	Article 13. to Article 18.

(Text omitted)	(Unchanged from previous Article 14. to Article 19.)

CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS	CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS

Article 20. to Article 27.	Article 19. to Article 26.

(Text omitted)	(Unchanged from previous Article 20. to Article 27.)

Article 28. Exemption from Liability of Directors	Article 27. Exemption from Liability of Directors

In accordance with the provisions of Article 426, Paragraph 1 of the Corporation Act, the Company may, by a resolution of the Board of Directors, exempt a Director from his/her liability for damages caused by his/her dereliction of duty, within the limits stipulated by laws or regulations.

1.   In accordance with the provisions of Article 426, Paragraph 1 of the Corporation Act, the Company may, by a resolution of the Board of Directors, exempt a Director from his/her liability for damages caused by his/her dereliction of duty, within the limits stipulated by laws or regulations.

(New)
2.   In accordance with the provisions of Article 427, Paragraph 1 of the Corporation Act, the Company may enter into agreements with an Outside Director to limit liability for damages caused by his/her dereliction of duty. Provided, however, that the maximum amount of liability of such Outside Directors prescribed in such agreements shall be equal to the minimum liability limit stipulated by laws and regulations.

Before Amendments	After Amendments

CHAPTER V. CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS	CHAPTER V. CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

Article 29. to Article 34.	Article 28. to Article 33.

(Text omitted)	(Unchanged from previous Article 29. to Article 34.)

Article 35. Exemption from Liability of Corporate Auditors	Article 34. Exemption from Liability of Corporate Auditors

In accordance with the provisions of Article 426, Paragraph 1 of the Corporation Act, the Company may, by a resolution of the Board of Directors, exempt a Corporate Auditor from his/her liability for damages caused by his/her dereliction of duty, within the limits stipulated by laws and regulations.

1.   In accordance with the provisions of Article 426, Paragraph 1 of the Corporation Act, the Company may, by a resolution of the Board of Directors, exempt a Corporate Auditor from his/her liability for damages caused by his/her dereliction of duty, within the limits stipulated by laws and regulations.

(New)
2.   In accordance with the provisions of Article 427, Paragraph 1 of the Corporation Act, the Company may enter into agreements with an Outside Corporate Auditor to limit liability for damages caused by his/her dereliction of duty. Provided, however, that the maximum amount of liability of such Outside Corporate Auditor prescribed in such agreements shall be equal to the minimum liability limit stipulated by laws and regulations.

CHAPTER VI. ACCOUNTING	CHAPTER VI. ACCOUNTING

Article 36. to Article 39.	Article 35. to Article 38.

(Text omitted)	(Unchanged from previous Article 36. to Article 39.)

(New)	Supplemental Provisions

(New)
Article 1. The preparation and keeping of the Register of Lost Share Certificates of the Company and other operations relating to the Register of Lost Share Certificates shall be entrusted with the Transfer Agent and shall not be handled by the Company.

(New)	Article 2. The preceding article and this article shall remain in effect until January 5, 2010 and shall be deleted as of January 6, 2010.